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August 15, 2013

Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

 Re:  Variable Annuity Account File Number: 811-04294          SENT VIA EDGAR
      Minnesota Life Insurance Company
      Waddell & Reed Advisors Retirement Builder II Variable Annuity:
      333-189593

Dear Mr. Zapata:

This letter follows up on our telephone conversation on August 14, 2013, and relates to the registration statement filing (File No. 333-189593) by the Variable Annuity Account on Form N-4 as filed with the Securities and Exchange Commission ("SEC") on June 26, 2013. Certain information contained in that filing was bracketed and omitted in the registration statement. The information that applies to those brackets was contained in a letter to you dated June 26, 2013 (the "Initial Letter"). As we discussed, in response to developments in the interest rate environment and for other business reasons, we revised some of the information that was contained in the Initial Letter. The revised information is contained in this letter. Similar to the information in the Initial Letter that has not been revised, the information in this letter will be incorporated into the registration statement via a pre-effective amendment.

1. PAGE 53 OF THE PROSPECTUS, THE TABLE UNDER THE SECTION ENTITLED "CALCULATING THE GUARANTEED ANNUAL INCOME (GAI)":

   The revised annual income percentages are as follows:

                      MYPATH CORE FLEX - SINGLE MYPATH CORE FLEX - JOINT
       AGE            ANNUAL INCOME PERCENTAGE  ANNUAL INCOME PERCENTAGE
       ---            ------------------------- ------------------------
       through age 64           4.00%                     3.50%
          65 - 74               5.00%                     4.50%
          75 - 79               5.25%                     4.75%
            80 +                6.00%                     5.50%

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2. PAGE 62 OF THE PROSPECTUS, THE TABLE UNDER THE SECTION ENTITLED "CALCULATING
   THE GUARANTEED ANNUAL INCOME (GAI)":

   The revised annual income percentages are as follows:

                        MYPATH ASCEND - SINGLE   MYPATH ASCEND - JOINT
        AGE            ANNUAL INCOME PERCENTAGE ANNUAL INCOME PERCENTAGE
        ---            ------------------------ ------------------------
        through age 64           4.00%                    3.50%
           65 - 74               5.00%                    4.50%
           75 - 79               5.25%                    4.75%
             80 +                6.00%                    5.50%

3. PAGE 70 OF THE PROSPECTUS, THE TABLE UNDER THE SECTION ENTITLED "CALCULATING THE GUARANTEED ANNUAL INCOME (GAI)":

   The revised annual income percentages are as follows:

                        MYPATH SUMMIT - SINGLE   MYPATH SUMMIT - JOINT
        AGE            ANNUAL INCOME PERCENTAGE ANNUAL INCOME PERCENTAGE
        ---            ------------------------ ------------------------
        through age 64           4.25%                    3.75%
           65 - 74               5.25%                    4.75%
           75 - 79               5.50%                    5.00%
             80 +                6.25%                    5.75%

Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Counsel